FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of February 2014

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.
 (Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

Paragraphs 1-4 of the Press Release attached hereto are hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

99.1	Press Release: B.O.S. Announces Entry into a Standby Equity Distribution Agreement and Note Purchase Agreement.

99.2 99.3
Standby Equity Distribution Agreement by and between B.O.S. Better Online Solutions Ltd. and YA Global Master SPV Ltd., dated as of February 3, 2014.

Note Purchase Agreement by and between B.O.S. Better Online Solutions Ltd. and YA Global Master SPV Ltd., dated as of February 3, 2014.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Chief Financial Officer

Dated:  February 6, 2014